Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. The voting polls will be open until 11:59 p.m. December 28, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it t vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting to be held at 10 : 00 a . m . on December 30 , 2025 (Eastern Time) at Basement Auditorium, Building 1 , Xinghui Industrial Zone, No . 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting - Samfine Creation Holdings Group Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE LISTED PROPOSALS. 1. To approve a five to one share consolidation in terms as set out in ordinary resolution numbered 2 in the AGM Notice. FOR AGAINST ABSTAIN 2. To approve amendment of second amended and restated articles of association in terms as set out in special resolution numbered 3 in the AGM Notice . FOR AGAINST ABSTAIN 3. To approve adoption of third amended and restated memorandum and articles of association in the form set out in Annex I to the AGM Notice and as set out in special resolution numbered 4 in the AGM Notice . FOR AGAINST ABSTAIN 4. To approve a five to one share consolidation on such effective date to be determined by the board of directors of the Company which shall be within six months of the date of passing the ordinary resolution as set out in ordinary resolution numbered 5 in the AGM Notice . FOR AGAINST ABSTAIN Signature, if held jointly Signature Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

Samfine Creation Holdings Limited Annual General Meeting December 30, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL SAMFINE CREATION HOLDINGS LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Wing Wah Cheng, Wayne, as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Samfine Creation Holdings Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below . If no designation is made, the proxy, when properly executed, will be voted "FOR" the listed proposals . Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Samfine Creation Holdings Limited materials, you ca internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE